APPENDIX

Fund	Effective Date
OnTrack Core Fund	1-15-2013
The Gold Bullion Strategy Fund	5-14-2013
The Gold Bullion Strategy Portfolio	7-29-2013
Quantified Managed Income Fund	8-1-2013
Quantified All-Cap Equity Fund	8-1-2013
Quantified Market Leaders Fund	8-1-2013
Quantified Alternative Investment Fund	8-1-2013
Spectrum Low Volatility Fund	12-1-2013
QES Dynamic Fund	12-31-2015
QES Credit Long/Short Strategy Portfolio	1-05-2015
Spectrum Advisors Preferred Fund	4-27-2015
Quantified STF Fund	10-28-2015